UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number: 001-41769

Foremost Lithium Resources & Technology Ltd.
(Translation of registrant's name into English)

2500-700 West Georgia Street
Vancouver, British Columbia V7Y 1K3 Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

EXHIBIT INDEX

Exhibits	Description

99.1	Notice of Change of Auditor
99.2	Notice Pursuant to NI 51 – 102 of Change of Auditor
99.3	Notice of Change of Auditor - MNP Letter

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Foremost Lithium Resources & Technology Ltd.
(Registrant)

Date: October 18, 2023	/s/ Jason Barnard
Jason Barnard
Chief Executive Officer